UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Q1 2025 Earnings Results

I. Performance in Q1 2025 – IFRS Consolidated Financial Data

II. IR Event of Q1 2025 Earnings Results

1. Provider of Information: IR Team

2. Participants: Domestic and International Institutional investors, Individuals,

Analysts, Media, etc.

3. Purpose: To present Q1’25 Earnings Results of LG Display

4. Date & Time: 02:00PM on April 24, 2025 (KST)

5. Venue & Method: Earnings release conference call in Korean/English

- Please refer to the website of LG Display Co., Ltd. at

www.lgdisplay.com/eng

6. Contact Information

1)
Head of IR:

Suk Heo, IR Team Leader (82-2-3777-1010)

2)
Main Contact for Disclosure-related Matters:

Jeehae Choi, IR Manager, IR Team (82-2-3777-1010)

3)
Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.
Please note that the presentation material for Earnings Results is accessible on the website of
LG Display Co., Ltd. at www.lgdisplay.com/eng
ii.
Please note that the financial data included are prepared on a consolidated IFRS basis.
iii.
Financial data for Q1’25 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG Display Reports First Quarter 2025 Results

SEOUL, Korea (Apr. 24, 2025) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2025.

1.
Revenues in the first quarter of 2025 decreased by 23% to KRW 6,065billion from KRW 7,833billion in the fourth quarter of 2024 and increased by 15% from KRW 5,253billion in the first quarter of 2024.
2.
Operating profit in the first quarter of 2025 recorded KRW 33.5 billion. This compares with the operating profit of KRW 83.1 billion in the fourth quarter of 2024 and with the operating loss of KRW 469 billion in the first quarter of 2024.
3.
EBITDA profit in the first quarter of 2025 was KRW 1,231 billion, compared with EBITDA profit of KRW 1,306 billion in the fourth quarter of 2024 and with EBITDA profit of KRW 810 billion in the first quarter of 2024.
4.
Net loss in the first quarter of 2025 was KRW 237 billion, compared with the net loss of 839 billion in the fourth quarter of 2024 and with the net loss of KRW 761 billion in the first quarter of 2024.

LG Display recorded KRW 6.065 trillion in revenues and KRW 33.5 billion in operating profit in the first quarter of 2025.

The company's consecutive operating profit from the previous quarter underscored its efforts to enhance its core capabilities centered around its OLED business, which paid off despite the fact that the first quarter usually sees slow seasonality.

Revenues increased by 15% year-on-year as shipments of OLED panels for TV, IT and mobile devices increased as well as due to favorable exchange rate effects. The proportion of OLED products driving total revenues increased by 8%p year-on-year to reach 55%.

In terms of profitability, LG Display’s second straight quarter of operating profit came as it continued to conduct intensive cost reduction and operational efficiency activities in addition to its expanded OLED-centered business performance. Compared to the same period last year, the company’s profitability was improved by more than KRW 500 billion as it achieved a successful turnaround.

TV panels accounted for 22% of revenues in the first quarter, while those for IT devices including monitors, laptops, and tablet PCs accounted for 35%. Panels for mobile and other devices accounted for 34% and automobile panels accounted for 9% of revenues.

LG Display plans to focus on its capabilities to maintain a stable profit structure by strengthening its business competitiveness through focusing on OLED, while continuously pursuing cost innovation and operational efficiency.

In its small- and mid-sized OLED business, the company aims to further solidify its position in the high-end market based on its technological competitiveness. For mobile OLEDs, LG Display plans to enhance key competitiveness factors such as quality and cost, backed by stable supply capabilities, to expand shipments. As for OLED for IT products, it seeks to strengthen its technological leadership based on Tandem OLED, which offers superior durability and performance, including low power consumption, long lifespan, and high brightness. At the same time, the company will continue to improve profitability by offering optimized products tailored to customer needs in each product segment, leveraging differentiated high-end LCD technologies such as IPS Black and next-generation Oxide.

With regard to its large-sized OLED business, LG Display can place a greater focus on advancing its OLED-centered business structure as the sale of its large-sized LCD plant in Guangzhou is now complete. The company plans to expand its portfolio of differentiated products - such as 4th-generation OLED TV panels and gaming monitors optimized for the AI era - through close collaboration with global customers. By continuously pursuing actual demand-linked operational strategies and cost innovation, LG Display aims to achieve qualitative growth that enhances profitability in the mid to long term, alongside quantitative expansion.

As for its automotive display business, the company aims to bolster its position as the global leader by leveraging a differentiated product and technology portfolio, including Tandem-based P-OLED, Advanced Thin OLED (ATO), and high-end LTPS LCD. It plans to establish a stable profit structure while achieving continuous growth.

“Although external uncertainties persist, the results of our focus on strengthening fundamental competitiveness are beginning to materialize,” said Sung-hyun Kim, CFO and Executive Vice President of LG Display. Kim added, “We will continue to advance our business structure and improve operational efficiency in order to achieve an annual turnaround and expand the scale of our profits."

# # #

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on April 24, 2025 starting at 14:00 PM Korea Standard Time (KST) to announce the first quarter of 2025 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2025Q1 eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, automobiles, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 69,656 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Suk Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Hyoung-kun Lee, Vice President and Head of Public Relations
Email: hyoungkun@lgdisplay.com

Joo Yeon Jennifer Ha, Manager, Communication Team

Email: hjy05@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 24, 2025 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division